UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
POQ Issuer, LLC

Legal status of issuer
> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> May 8, 2018

Physical address of issuer
12 Ledge Rd, Old Greenwich, CT 06870

Website of issuer
https://www.pocketfulofquarters.com/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end

	(December 31, 2020)	(December 31, 2019)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

April 30, 2019

FORM C-AR

POQ Issuer, LLC



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C- AR**") is being furnished by POQ Issuer, LLC, a Delaware limited liability company (the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation Crowdfunding (§ 227.203 et seq.) ("Regulation CF") which requires that it must file a report with the SEC annually and post the report on its website at https://www.pocketfulofquarters.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company' s actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR.

POQ Issuer, LLC (the "**Company**") is a Delaware limited liability company formed on May 8, 2018.

The Company is located at 12 Ledge Rd, Old Greenwich, CT 06870.

The information available on or through our website is not a part of this Form C-AR.

The Business

Quarters may be purchased by gamers to be used in multiple interactive games. Q2 Tokens are issued to investors who share in part of the revenue generated from the sale of Quarters. With the proceeds (net of administrative fees) of the sale of new Q2 Tokens, we fund and distribute discounted Quarters to gamers. We also fund POQ Central, to promote the use of Quarters by players and game developers.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.
We are a startup company and our business model's current focus is on market adoption by players and game developers rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and

licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were organized under the laws of Delaware on May 8, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our underage CEO, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our efforts to encourage adoption of Quarters by players and game developers, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in the video game industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team, some of whom are underage, may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of cryptocurrencies for video games is highly competitive.
We face competition with respect to our current products and any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in

research and development and marketing approved video game development and publishing and thus may be better equipped than us to develop and commercialize video games. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our video game currency will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third-party service providers and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of a gaming cryptocurrency, our business depends on developing and maintaining close and productive relationships with our game developer vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality games at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An

increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us. We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property.

Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on G. Michael Weiksner, the Manager of POQ Manager, the Manager of the Company, to carry out the business plan of the Company. The Company has or intends to enter into an employment agreement with G. Michael Weiksner although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of G. Michael Weiksner or any member of the board of directors or its executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on G. Michael Weiksner and George Weiksner in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to either G. Michael Weiksner or George Weiksner in the event of either of their death or disability. Therefore, if either G. Michael Weiksner or George Weiksner dies or become disabled, the Company will not receive any compensation to assist with their absence. The loss of such persons could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The United States tax rules applicable to an investment in the Securities and the underlying tokens are uncertain and the tax consequences to an investor of an investment in the Securities could differ from the investor's expectations.
The tax rules applicable to the Securities and the underlying tokens held by the Company are complex, and

no statutory, judicial, or administrative authority directly addresses the characterization of an investment in tokens.

Regulatory changes or actions may alter the nature of an investment in the Securities or restrict the use of tokens or the operation of the network in a manner that adversely affects an investment in the Securities.

As cryptocurrencies and tokens have grown in popularity and in market size, the U.S. Congress and certain U.S. agencies (e.g., FinCEN, the Securities and Exchange Commission and the Federal Bureau of Investigation) have begun to examine the operations of the cryptocurrency and token networks and issuers. Local state regulators such as the California Department of Financial Institutions and the New York State Department of Financial Services have also initiated examinations of cryptocurrencies. There is a possibility of future regulatory change altering, perhaps to a material extent, the nature of an investment in the Securities or the ability of the Company to continue to operate. To the extent that cryptocurrencies or tokens are determined to be a security, commodity future or other regulated asset, or to the extent that a U.S. or foreign government or quasi-governmental agency exerts regulatory authority over cryptocurrency or token trading and ownership, trading or ownership in the Securities may be adversely affected.

To the extent that future regulatory actions or policies limit the ability to exchange cryptocurrencies or utilize them for payments, the demand for cryptocurrency will decrease.

New regulations may make it more difficult to acquire and/or use cryptocurrencies. Furthermore, regulatory actions may limit the ability of end-users to convert cryptocurrencies into fiat currency (e.g., U.S. Dollars) or use cryptocurrencies to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities.

Cryptocurrencies currently face an uncertain regulatory landscape in not only the United States but also in many foreign jurisdictions such as the European Union.

While the German Ministry of Finance has declared Bitcoin to be "Rechnungseinheiten" (a form of private money that is recognized as a unit of account, but not recognized in the same manner as fiat currency), most regulatory bodies have not yet issued official statements regarding intention to regulate or determinations on regulation of other cryptocurrencies. Conversely, regulatory bodies in some countries such as Canada and India have declined to exercise regulatory authority when afforded the opportunity. Various foreign jurisdictions may, in the near future, adopt laws, regulations or directives that affect cryptocurrencies, particularly exchanges and service providers that fall within such jurisdictions' regulatory scope. Such laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of cryptocurrencies by users, merchants and service providers outside of the United States and may therefore impede the growth of the cryptocurrency economy. We are not able to predict the effect of any future regulatory change on the Company or cryptocurrencies, but such change could be substantial and adverse to the Company or the value of the Securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use tokens in one or more countries.

Although currently tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use tokens or to exchange tokens for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Securities. Such a restriction could result in the termination and liquidation of the Company.

The Company may be deemed a "money transmitter."

To the extent that the activities of the Company cause it to be deemed a "money transmitter" under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or by any state, the Company may be required to comply with FinCEN and state regulations, including those that would mandate the Company to implement anti-money laundering programs, make certain reports to FinCEN and

maintain certain records. Such additional regulatory obligations may cause the Company to incur extraordinary expenses or reduce efficiencies necessary for the visibility of the token, possibly affecting an investment in the Securities in a material and adverse manner.

Changes in government regulation could adversely impact our business.

The video game industry is subject to extensive legislation and regulation at the federal and state levels. Additionally, our Quarters for games are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the U.S. Federal Communications Commission ("FCC") and/or Congress may attempt to change the classification of or change the way that our Quarters are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On 26 February 2015, the FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II (common carrier) of the Communications Act of 1934 to Internet service providers. This new classification could slow or halt the adoption of Quarters by players and game developers. Therefore, the FCC ruling and its consequences could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in the video game industry, including the emergence of alternative gaming platforms. Our ability to exploit new gaming platforms will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as online based content delivery, game consoles and mobile gaming. Such changes may impact the revenue we are able to generate from the use of Quarters. If we fail to adapt to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with many other sources of entertainment. Technological advancements have increased the number of entertainment choices available to consumers and intensified the challenges posed by consumer fragmentation. The increasing number of entertainment choices available to consumers could negatively impact consumer demand for our products and services. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Our success depends on consumer acceptance of the gaming content we acquire from game developers and we may be adversely affected if the content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We obtain a significant portion of our content from third parties, such as video game developers and

publishers and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. Furthermore, the Company's success depends on its ability to consistently acquire and market video games that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in video game content before learning the extent to which it would earn consumer acceptance. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in users for our content.

We may derive revenue from the sale of advertising, and a decrease in overall advertising expenditures could lead to a reduction in the amount of advertising that companies are willing to purchase and the price at which they purchase it.
Expenditures by advertisers tend to be cyclical and have become less predictable in recent years, reflecting domestic and global economic conditions. If the economic prospects of advertisers or current economic conditions worsen, such conditions could alter current or prospective advertisers' spending priorities. In particular, advertisers in certain industries that are more susceptible to weakness in domestic and global economic conditions, such as beauty, fashion and retail and food, account for a portion of our advertising revenues, and weakness in these industries could have a disproportionate negative impact on our advertising revenues. Declines in consumer spending on advertisers' products due to weak economic conditions could also indirectly negatively impact our advertising revenues, as advertisers may not perceive as much value from advertising if consumers are purchasing fewer of their products or services. As a result, our advertising revenues are less predictable.

The Company could be negatively impacted if found to have infringed on intellectual property rights.
Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or

that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace

these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.

Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security

vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

There is no existing trading market for Q2 Tokens and an active trading market may never develop.
The Q2 Tokens are new digital tokens for which there is no established public market. Although we may attempt to list Q2 Tokens on exchanges capable of listing security tokens in compliance with all applicable laws, there can be no assurance that such exchanges will accept the listing of Q2 Tokens or maintain such listing if it is initially accepted. There can be no assurance that a secondary market will develop, or if a secondary market does develop, there can be no assurance that it will provide holders of Q2 Tokens with liquidity of investment or that liquidity will continue for any specific period.

The liquidity of any market for Q2 Tokens will depend on a number of factors, including, but not limited to the following:

- The number of Q2 Token holders;
- The sales of Quarters;
- The market for similar digital tokens;
- The interest of market makers, if any, in Q2 Tokens;
- Regulatory developments in the digital token and cryptocurrency industries; and
- Legal restrictions on transfer.

The digital token market is a new and rapidly developing market which may be subject to substantial and unpredictable disruptions that cause significant volatility in the prices of digital tokens. There is no assurance that the market, if any, for the Q2 Tokens will be free from such disruptions or that any such disruptions may not adversely affect a Q2 Token holder's ability to sell his or her Q2 Tokens. Therefore,

we can provide no assurance that Q2 Token holders will be able to sell Q2 Tokens at a particular time, or that the price received upon sale will be favorable.

Holders of Q2 Tokens will have no voting or control rights and may have conflicts of interest with POQ Manager.
The Q2 Tokens have no voting rights or other management or control rights in either the Company or any entity affiliated with the Company. POQ Manager will, in its sole and absolute discretion, control all material decisions for the Company, and it will appoint the officers who exercise day-to-day control over the Company's business. The interests of Q2 Token holders and POQ Manager may not be aligned, and consequently, the actions of POQ Manager may not be in the best interests of Q2 Token holders.

No repurchase or redemption of Q2 Tokens.
The Q2 Token holders do not have the right to compel the Company or any other entity to redeem the Q2 Tokens.

While the supply of Q2 Tokens is limited, each holder of a Q2 will only get a pro-rata share of revenues generated, less expenses.
The supply of Q2 Tokens is fixed at 15 million tokens. Each token will receive a proportional share of the ETH royalties earned from sales of Quarters. Initially, Q2s will receive 15% of the ETH revenue from Quarters on a pro rata basis. As players buy Quarters, the ETH is transferred into the Q2 contract. Owners of Q2 can withdraw their ETH royalties at any time. However, due to the large amount of Q2 Tokens, each holders' proportionate share of the revenues, less expenses, will be quite small on a per token basis.

The Quarters ecosystem may not be widely adopted and may have limited number of users.
It is possible that many players, developers and other actors in the gaming industry will not use the Quarters ecosystem, or that significant public interest in the creation and development of the Quarters ecosystem will not develop. Such lack of use or interest will negatively impact the development of the Quarters ecosystem, the potential utility of Quarters, and the value of the Q2 Tokens.

The Quarters ecosystem, as developed, might not meet the expectations of Purchasers.
The Quarters ecosystem is presently under development, and its governance structure, fees, purpose, consensus mechanism, algorithm, code, infrastructure design and other technical specifications and parameters may undergo significant changes without notice at any time, and from time to time. Any expectations regarding the form and functionality of the Quarters ecosystem held by the Purchaser may not be met, for any number of reasons, including a change in the design and implementation plans and execution of the Quarters ecosystem.

The Quarters ecosystem may malfunction.
It is possible that the Quarters ecosystem malfunctions in an unfavorable way, including, but not limited to, one that results in the loss of Tokens or valuable information.

Alternative networks may be established that compete with or are more widely used than the Quarters ecosystem.
It is possible that alternative networks could be established that utilize the same or similar services as the Quarters ecosystem and attempt to facilitate services that are materially similar to the Quarters ecosystem. The Quarters ecosystem may compete with these alternative networks, which could negatively impact the Quarters ecosystem and the value of the Q2 Tokens.

The open source nature of the Quarters ecosystem means that the Quarters ecosystem could be copied and a "fork" can be created, causing confusion regarding the official Quarters ecosystem.
Some of the software in the Quarters ecosystem, including the Quarters Smart Contract (the "QSC") and

the Q2 Tokens Smart Contract ("Q2SC"), are open source, which means that the underlying software code is publicly available and can be viewed and copied by anyone. The open source nature of our software creates a risk that it can be copied by unrelated third-parties and those unrelated third-parties can create a "fork" of the Quarters ecosystem. If a "fork" of the Quarters ecosystem is created, this could give rise to confusion as to which is the official Quarters ecosystem. A "fork" of the Quarters ecosystem could attract users of Quarters and cause the adoption of Quarters to decrease if users prefer to use the new version of the Quarters ecosystem that would be developed if a "fork" is created. There are also unforeseeable risks that could come to fruition due to the open source nature of our software or if a "fork" of the Quarters ecosystem is created. These risks could cause the value of the Q2 Tokens, if any, to decline.

The Quarters ecosystem may be a target for malicious cyberattacks and may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Quarters and Q2 Tokens.

The Quarters ecosystem, the software application and other interfaces or applications built upon the Quarters ecosystem are still in an early development stage and are unproven, and there can be no assurances that the Quarters ecosystem and the creating, transfer or storage of Quarters and Q2 Tokens will be uninterrupted or fully secure, which may result in a complete loss of holders' Quarters and Q2 Tokens or an unwillingness of users to access, adopt and utilize the Quarters ecosystem.

The nature of crypto assets, such as Quarters and Q2 Tokens, may lead to an increased risk of fraud or cyberattack.

Hackers or other malicious groups or organizations may attempt to interfere with the purchase of Quarters and Q2 Tokens in a variety of ways, including, but not limited to, malware attacks, denial of service attacks, spoofing, social engineering, phishing emails, man-in-the-middle attacks, and ransomware.

Recently, other platforms that sponsor and engage in transactions in crypto assets have been the subject of cyberattacks that have resulted in a loss of crypto assets. Among other things, Purchasers could lose the purchase price paid by them due to these types of threats, or the Company and the QSC or Q2SC could experience a loss of Quarters and Q2 Tokens, in its own wallet, which could significantly undermine the Quarters ecosystem and significantly reduce the value of Q2 Tokens.

If the Quarters ecosystem's security is compromised or if the Quarters ecosystem is subjected to attacks that frustrate or thwart our users' ability to access the Quarters ecosystem, then users may decrease or stop using the Quarters ecosystem, and developers may stop developing, stop publishing, and remove published games that use the Quarters ecosystem, which could cause a severe decline in the value of the Q2 Tokens.

Purchasers are responsible for educating themselves about protecting their personally identifiable information and about cybersecurity best practices. While the Company or POQ Central may take steps to prevent or mitigate the impact of cyberattacks, there can be no guarantee that the Company or POQ Central will be successful in preventing any or all cyberattacks on its systems.

Transactions in virtual currency such as Quarters may be untraceable and irreversible, and accordingly, losses due to fraudulent or accidental transactions may not be recoverable.

The source code of the Quarters ecosystem could contain fatal flaws.

While the Company adopts quality assurance procedures to help ensure the source codes reflect as accurately as possible their intended operation, the flawlessness of the source codes cannot be guaranteed. They may contain bugs, defects, inconsistencies, flaws or errors, which may disable some functionality, create vulnerabilities or cause instability. Such flaws may compromise the predictability, usability, stability, and/or security of the Quarters ecosystem.

Loss of a Purchaser's private key could result in a loss of Q2 Tokens.
Once Q2 Tokens are delivered, each Purchaser's Q2 Token balance is associated with the Purchaser's Ethereum public key address, which is in turn associated with the Purchaser's Ethereum private key address. Purchasers are solely responsible for knowing their private key addresses and keeping them a secret. Because a private key, or a combination of private keys, is necessary to control and dispose of the Q2 Tokens stored in each Purchaser's digital wallet, the loss of one or more of the Purchaser's private keys associated with the Purchaser's digital wallet storing the Q2 Tokens will result in the loss of the Purchaser's Q2 Tokens. Moreover, any third party that gains access to one or more of any Purchaser's private keys, including by gaining access to login credentials of a hosted wallet service the Purchaser uses, may be able to misappropriate the Purchaser's Q2 Tokens. The Company and its affiliates will never ask any Purchaser for the Purchaser's private key address, and the Purchaser should never share his or her private key address with someone the Purchaser does not know. Purchasers are solely responsible for selecting a wallet or wallet service provider that is technically compatible with the Q2 tokens to be used for the acquisition and storage of Q2 Tokens. The wallet or wallet service provider selected by each Purchaser will not manage or control the Q2 Tokens, and such wallet or wallet service provider is an entirely independent third-party company. The failure to assure that compatibility may result in the Purchaser not being able to gain access to the Q2 Tokens.

Purchasers are subject to third-party exchange and custody risks.
If a Purchaser sends ETH to the Q2 SC from an exchange or an account that the Purchaser does not control, Q2 Tokens may be allocated to the account that has sent the ETH, and not personally to the Purchaser. Therefore, Purchasers may never receive or be able to recover the Purchaser's Q2 Tokens. Moreover, if the Purchaser chooses to maintain or hold Q2 Tokens using a third party, the Purchaser will be subject to the risks associated with that third party and the Purchaser's Q2 Tokens may be stolen or lost.

The tax treatment of the Q2 Tokens is uncertain and there may be tax consequences for Purchasers upon certain future events.
The tax characterization of the Q2 Tokens is uncertain, and each Purchaser must seek its own tax advice in connection with an investment in the Q2 Tokens. An investment in the Q2 Tokens may result in tax consequences to Purchasers, including withholding taxes, income taxes and tax reporting requirements. Each Purchaser should consult with and must rely solely upon the advice of its own professional tax advisors with respect to the United States and non-U.S. tax treatment of an investment in the Q2 Tokens.

Purchasers may lack information for monitoring their investment.
The Q2 Tokens do not have any information rights attached to them, and Purchasers may not be able to obtain all the information they would want regarding the Company, its affiliates, or the Q2 Tokens. In particular, Purchasers may not be able to receive information regarding the financial performance of the Q2 Tokens with respect to the ability of Q2 Token holders to receive dividends. The Company is not currently registered with the Securities and Exchange Commission and currently has no periodic reporting requirements. As a result of these difficulties, as well as other uncertainties, Purchasers may not have accurate or accessible information about the Company or the Q2 Tokens.

The Q2 Tokens and the Quarters ecosystem have no history.
The Quarters and the Q2 Tokens will be newly issued, and POQ Issuer, POQ Central, and POQ Manager are newly formed and have no operating history and are entirely novel in type. Purchasers will not be able to compare them against other like instruments. We have based the description of the future operations of our business and the projections for its performance contained in this memorandum on the knowledge and experience of our management, which is limited, and cannot be verified as applicable to our business until well after it has actually begun operations. An investment in the Q2 Tokens should be evaluated on the basis of the value and prospects of the Quarters ecosystem and the Q2 Tokens, including an assessment of whether the projected performance of the Quarters ecosystem may not prove accurate, and that the

Company may not be able to achieve its objectives.

We have not based the financial projections on actual operations.
Because our business has no operating history, we cannot provide a balance sheet or income statement based on actual operations. For example, projected revenues are based on our management's belief that Quarters will gain adoption by users, however this cannot be assured. Moreover, a decline in prices in the cryptocurrency market or a decline in the price of ETH could significantly reduce the value of Q2 Tokens.

The Company may experience data privacy and data retention issues.
The Company may collect personal information from Purchasers. The collection of such information is subject to applicable laws and regulations. All information collected may be transferred to contractors, service providers and consultants worldwide as appointed by the Company. Apart from external compromises, the Company and its appointed entities may also suffer from internal security breaches whereby their employees may misappropriate, misplace or lose personal information of Purchasers. Any information breaches or losses will also damage the Company's reputation and may harm its long-term prospects, which will have a negative effect on the value of the Q2 Tokens. Moreover, the Company must maintain its access to the private key that manages both the QSC and the Q2SC. If these keys are guessed, hacked, or accessed by another party, the system may be compromised, and investors may experience a partial or total loss of their Q2 Tokens and any unpaid royalties associated with those Q2 Tokens.

One of the Company's co-founders is a minor.
George Weiksner, a co-founder and officer of the Company is currently a minor, 12 years old as of the date of this Form C. George may lack the necessary experience and skill required to help effectively manage a growing company. Moreover, George has a full-time commitment to school and other activities and may not have the time and resources necessary to commit to development of our business. If George is unable to be involved with the management of the Company, it is possible that POQ Manager may be adversely impacted, in which case the value of the Q2 Tokens could be negatively impacted.

The Company's co-founders, who are father and son and own and control POQ Manager, may have interests that conflict with yours.
G. Michael Weiksner, one of the Company's co-founders, is the father of George Weiksner, the Company's other co-founder. They own and control POQ Manager. Because investors in Q2 Tokens have an economic interest in the Company that is exclusively linked to revenues generated by Quarter sales, their interests may diverge from those of our owners and POQ Manager, who hold 100% of the equity of the Company and benefit from overall performance of the Company. Our co-founders, whose interests are closely linked by their family ties, could exercise their control of the Company in a way that may benefit the Company but is detrimental to the Q2 Token holders. Because the rights of Q2 Token holders are contractual in nature, neither our officers nor POQ Manager will have a fiduciary duty to protect the interests of Q2 Token holders. As a result, Q2 Token holders may have little or no legal recourse if they experience losses because the Company's management acts in the Company's interest rather than theirs.

POQ Central may be sold to a third-party, in which case control of the Quarters ecosystem could pass to that third-party.
The Company, POQ Manager, and POQ Central may be sold or merged, or new management may be hired. Ownership of the QSC and Q2SC may be sold or transferred.

The variables and formulas within the QSC and the Q2SC may be changed.
The Company, our management, and POQ Central have absolute control over the QSC and the Q2SC and may adjust variables within the QSC and the Q2SC in their sole and absolute discretion. If formulas and variables are altered in the QSC or the Q2SC, the earnings attributable to each Q2 Token may change and as a result, the value of Q2 Tokens could be materially diminished.

Hot wallets hosted by the Company may be hacked and Quarters and Q2 Tokens may be stolen.
POQ Central will manage "hot wallets," which are connected to the Internet, for players and developers. Those "hot wallets" will likely be the target of malicious attackers. A security breach of the "hot wallets" administered by POQ Central could negatively impact the Quarters ecosystem and the value of the Q2 Tokens.

The Quarters ecosystem may not be able to scale to meet growing demand.
If the Quarters ecosystem is successful, the purchase of Quarters could require many transactions which the Ethereum network, the network upon which the Quarters ecosystem is built, may not be able to meet the demand as the Ethereum network becomes congested. Although our management believes that the Ethereum Foundation is working on solutions to allow the Ethereum network to scale, these initiatives may not be completed, or they may be ineffective, either of which would adversely impact the ability of players and developers to purchase and transfer Quarters, which could in turn negatively impact the value of the Q2 Tokens.

There are risks associated with the Ethereum protocol.
Because the Q2 Tokens are based on the Ethereum protocol, any malfunction, breakdown or abandonment of the Ethereum protocol may have a material adverse effect on the Q2 Tokens. Moreover, advances in cryptography, or technical advances such as the development of quantum computing, could present risks to the Q2 Tokens by rendering ineffective the cryptographic consensus mechanism that underpins the Ethereum protocol.

The regulatory regime governing blockchain technologies, cryptocurrencies, digital assets, and offerings of digital assets, such as the Q2 Tokens, is uncertain, and new regulations or policies may adversely affect the development of the Quarters ecosystem and the value of the Q2 Tokens.
Regulation of digital assets, like the Tokens, and digital assets offerings, involving cryptocurrencies and blockchain technologies, is currently underdeveloped and likely to rapidly evolve as government agencies take greater interest in them. Such regulation varies significantly among international, federal, state, and local jurisdictions and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future adopt laws, regulations, or guidance, or take other actions, which may severely impact the permissibility of the Quarters ecosystem and the Q2 Tokens, tokens generally, and, in each case, the technology behind them or the means of transaction in or transferring them. Failure by the Company or certain users of the Tokens to comply with any laws, rules, and regulations, some of which may not exist yet or that are subject to interpretations that may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

Cryptocurrency networks, distributed ledger technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions.
Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect the Tokens. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the Quarters ecosystem. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the adoption of the Quarters ecosystem and the value of the Q2 Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the Q2 Tokens, including with respect to the dividends that may be distributed, the liquidity of the Q2 Tokens, the ability to access marketplaces or exchanges on which to trade the Q2 Tokens, and the structure, rights, and transferability of Q2 Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse effect on the successful development and adoption of the Quarters ecosystem. The growth of the blockchain industry in general, as well as the blockchain networks on which the Tokens rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of cryptocurrencies and other blockchain technologies;
- The maintenance and development of the opensource software protocol of cryptocurrency networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies and other blockchain assets; and
- A decline in the popularity or acceptance of cryptocurrencies or other blockchain-based tokens.

The cryptocurrency industries as a whole have been characterized by rapid changes and innovations and are constantly evolving. Although they have experienced significant growth in recent years, the slowing or stopping of the development, general acceptance, and adoption and usage of blockchain networks and blockchain assets may deter or delay the acceptance and adoption of the Quarters ecosystem.

The prices of digital assets are extremely volatile.

Fluctuations in the price of digital assets could materially and adversely affect the Quarters ecosystem, and the Q2 Tokens may also be subject to significant price volatility. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Q2 Tokens may also be highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry and may affect other digital assets including the Q2 Tokens. For example, a security breach that affects purchaser or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Q2 Tokens and other digital assets to fluctuate. Moreover, Q2 Tokens may be subject to price volatility because of speculation in the market as market participants may purchase or sell large amounts of Q2 Tokens, which would increase the volatility of the price of the Q2 Tokens. Such volatility in the price of the Q2 Tokens may result in significant loss over a short period of time.

The popularity of cryptocurrencies may decrease in the future, which could have a material impact on the cryptocurrency industry, the Quarters ecosystem, and the value of the Q2 Tokens.

The Quarters ecosystem relies upon the viability of the cryptocurrency markets. In recent years, cryptocurrencies have become more widely accepted, but have also faced increasingly complex legal and regulatory challenges and, to date, have not benefited from widespread adoption by governments, central banks, or established financial institutions. Any significant decrease in the acceptance or popularity of cryptocurrencies may adversely affect the Quarters ecosystem and the value of the Q2 Tokens.

There are risks associated with an unpermissioned, decentralized, and autonomous ledger. The Quarters ecosystem is being developed in connection with various distributed ledger systems, including Ethereum, which is an unpermissioned protocol that can be accessed and used by anyone.

The utility and integrity of the Quarters ecosystem relies on the stability, security, and popularity of these decentralized ledgers. If the stability, security, or popularity of decentralized ledgers decreases, then the Quarters ecosystem may be negatively impacted, which could have a negative impact on the value, if any, of Q2 Tokens. The Quarters ecosystem is envisioned to be an open, decentralized community, and its composition can include users, supporters, developers, Token holders and other participants worldwide who may or may not be connected with the Company in any manner. Given the diversity of the underlying technologies, the Quarters ecosystem is intended to be decentralized and autonomous in nature as far as its maintenance, governance, and evolution are concerned. Having such decentralized and autonomous system

presents unpredictable risks, and the Quarters ecosystem could be compromised, and consequently the value, if any, of Q2 Tokens could decrease, since third-parties may take actions that harm the Quarters ecosystem.

Breakthroughs in the field of cryptography could create significant weaknesses in security for blockchain-based technologies.
Cryptography is evolving and there can be no guarantee of security at all times. Advancement in cryptography technologies and techniques, including, but not limited to, code cracking, and the development of artificial intelligence and/or quantum computers, could be identified as risks to all cryptography-based systems, including the Quarters ecosystem. When such technologies and/or techniques are applied to the Quarters ecosystem, adverse outcomes such as theft, loss, disappearance, destruction, devaluation, or other compromises may result. The security of the Company and the Quarters ecosystem cannot be guaranteed as the future of cryptography or security innovations is unpredictable.

Quarters could be deemed to be securities.
The value of Q2 Tokens depends on our ability to disseminate Quarters and derive revenue from their sales. Although our management believes that Quarters are purely a "utility token" and are not securities, the Securities and Exchange Commission has noted that the issuance of tokens represents a new paradigm and the application of the federal securities laws to this new paradigm is very fact specific. If Quarters were deemed to be a security under U.S. federal securities laws or state securities laws, then prior to their planned issuance, we may be required to register their dissemination under the Securities Act or qualify them under state law. The registration of Quarters under the Securities Act, or qualification under state law, would result in significant delay in their issuance and would require us to incur substantial additional expense.

When disseminating Quarters, the Company plans to obtain certain information from the intended recipients of Quarters. If Quarters are deemed to be securities, then the dissemination of Quarters could be considered to be an offer and sale of securities in violation of applicable securities laws. If the Company proceeds with its planned dissemination of Quarters and a government agency determines that the Company is offering securities without complying with applicable securities laws, then the agency could require the sale and use of Quarters to cease, and it could impose penalties on the Company, which would have a material negative impact on the value of the Q2 Tokens.

The Company may not receive the necessary funds to fully realize its business plan.
The Company may be unable to obtain additional financing. Our business cannot be easily scaled back or divided into phases to accommodate a shortfall in financing, and insufficient cash could reduce or eliminate any return on your investment.

The Purchasers will have no control of the Company.
The Company will depend on the efforts of its management. Purchasers have no control over our management, the Company, or our business. You should not purchase the Securities unless you are willing to entrust all aspects of the day-to-day management of the business to the Company and its management.

Purchasers will have no control over POQ Central.
POQ Central helps provide functionality that may contribute to the Quarters ecosystem and consequently impact the value of Q2 Tokens. Purchasers will have no ownership, control, or any rights to participate in the management and decision making of POQ Central.

Purchasers will bear tax risks.
Investment in Q2 Tokens involves substantial tax risks. Although the primary motive of Purchasers should be for long-term returns, state and federal legislatures and tax authorities may alter and change current tax laws and tax rates to ones that are less favorable to Q2 Token holders. The tax risks include, without

limitation, the effect of changes in federal income tax laws, taxable income in excess of distributions, and limitations on passive losses.

The transfer of Q2 Tokens is highly restricted.
The Q2 Tokens are a highly illiquid asset, in that the holder cannot readily sell a Q2 Token or pledge it as collateral for a loan or other obligation. We have not registered the Q2 Tokens under the Securities Act or under any state securities law, and do not intend to do so. A Purchaser may not assign, sell, or transfer his or her Q2 Tokens except in accordance with applicable securities laws. Finally, no public market exists for the resale of Q2 Tokens, and a public resale market may never develop. These restrictions make it unlikely that a Purchaser who wanted to sell or otherwise dispose of Q2 Tokens could readily do so in the immediate future. Therefore, you should acquire a Q2 Token for investment purposes only, based on returns you may receive directly from the Q2SC, and not with a view to resale or other distribution.

Our management does not have exclusive duties to the Company and may pursue other business and investment opportunities that do not include the Purchasers.
Our management does not owe exclusive obligations to the Company or the Purchasers. In particular, G. Michael Weiksner need only devote as much time to the Company's affairs as he believes, in its sole discretion, necessary to manage the business. Our managers and officers may take part from time to time in the development of other projects that may compete with our business. Commitments undertaken by our managers and officers in connection with such other business projects may reduce their effectiveness in managing the business and ensuring its profitability and the value of the Q2 Tokens.

Potential conflicts of interest exist among POQ Manager, the Company, its officers and the Purchasers.
Because the POQ Manager and the Company are under common ownership, neither the agreements underlying our business, nor the financial terms of the Q2 Tokens, have been negotiated at arm's length. Purchasers should carefully read the exhibits to this memorandum to understand their rights and understand that our officers may experience conflicts of interest in managing the Company and the Q2 Tokens.

Our business could be abandoned or it may fail.
Due to the technically complex nature of the Quarters ecosystem, the Company or those contributing to the Quarters ecosystem software development effort could face difficulties from time to time that may be unforeseeable and/or unresolvable. Accordingly, the development of the Quarters ecosystem could fail, terminate, or be delayed at any time and from time to time for any reason, including due to lack of funds. Development failure or termination may render the Q2 Tokens non-transferrable, of reduced or no utility, and/or obsolete.

There are unanticipated risks with investing in Q2 Tokens.
Applied cryptography and blockchain technology are new and untested. In addition to the risks set forth here, there are risks that the Company and its management cannot anticipate. Risks may further materialize as unanticipated combinations or variations of the risks set forth here.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business
POQ Issuer is a holding company for the Quarters and Q2 Tokens. The Company is managed by POQ Manager. Quarters may be purchased by gamers to be used in multiple interactive games. Q2 Tokens are issued to investors who share in part of the revenue generated from the sale of Quarters. With the proceeds

(net of administrative fees) of the sale of new Q2 Tokens, the Company funds and distributes discounted Quarters to gamers. The Company also enlists Pocketful of Quarters, Inc., an affiliate company of the Company ("POQ Central"), to promote the use of Quarters to players and game developers. Either the Company or POQ Central may distribute the Q2 Tokens on the terms of the Securities. The value of Q2 Tokens is highly dependent on the ability of POQ Central to successfully market Quarters.

Business Plan

The Company is creating an environment where a universal token, each, a Quarter, similar to a token in an arcade, can be used to purchase credits, game items, and any other items that a game developer wishes to create and sell, across different games. Quarters can be purchased by game players for $1.00 for 400 Quarters and can be used to play and purchase items in various games across different platforms.

Concurrently with the sale of Quarters, the Company is issuing a companion investment token, each, a Q2 Token, which will give its holders the right to share in the revenues generated by the sale of Quarters. Quarters are designed to solve the problem of having coins, credits, or other items marooned in the single game where a player purchased or earned them.

In the current mobile and on-line gaming environment, games and their internal currency are isolated. If a player purchases or earns coins in a game, those coins can only be used in that specific game, and once that player stops playing the game, those coins lose all utility to that player. Quarters solves this problem by allowing a player to use those coins across a variety of games, so coins are no longer isolated and locked in one game. The use of Quarters is simple: Players purchase Quarters for $1.00 for 400 Quarters by sending ETH to the QSC and then players use those Quarters for game play and in-game purchases. Developers of games receive Quarters from players as players purchase game credits and make in-game purchases. Developers get paid by having the Quarters redeemed by the QSC which gives developers ETH in return for Quarters. Q2 Tokens are designed for the investor who desires to participate in the revenues generated by the sale of Quarters. Q2 Tokens, the companion investment token for Quarters, entitle owners of Q2 Tokens to a proportionate share of all ETH from the sale of Quarters.

The growth and evolution of the Quarters ecosystem will be facilitated by POQ Central. The Company will use the proceeds of this offering to launch the Quarters token and promote the growth of the Quarters ecosystem. Sales of Quarters will generate revenue to the Company. After expenses, the Company will distribute net revenues from Quarter sales to Q2 Token holders via the Q2SC. The Q2SC's ability to pay distributions will depend on its ability to generate revenue by selling sufficient Quarters, in an amount that is in excess of its expenses, such as marketing, development, staffing, promotion, and taxes.

The Company was formed to address the problem faced by electronic gamers, who find that hard-earned coins or electronic credits are locked up in the game in which they were earned and cannot be transferred to other games. The addressable market for Quarters is enormous. Apple's App Store is estimated to generate nearly $60 billion annually and it continues to grow. However, no major application from the App Store allows players to bring coins from one game to another game. The inability to move coins from one application to another is a result of the App Store's business model which requires players to make purchases via the App Store rather than making purchases via the applications directly. Thus, the App Store, and similarly, Google's Play Store, intentionally fragment applications and games from each other, and they fragment games from players.

Quarters aim to open the gates across games and allow players to bring their coins to new games. A player that becomes bored with one game no longer needs to abandon unused coins and can instead use them in another game that provides greater entertainment for the player. A player could play "grinder games," which are games that allow the player to engage in a repetitive task for gameplay advantage such as receiving game coins, and then use those coins in another game. The risk of purchasing in-game currency that

becomes obsolete once the game is no longer played by that player is eliminated as the in-game currency retains its usefulness across games.

History of the Business
The Company was formed in May 2018 by G. Michael Weiksner.

The Company's Products and/or Services

Product / Service	Description	Current Market
Quarters	Quarters are ERC-20 utility tokens for game play only. Players can buy Quarters , which they can use to play participating games. Approved developers can exchange Quarters to earn Ethereum.	Not yet launched to players and gamers.
Q2 Tokens	Q2 Tokens are ERC-20 security tokens. Q2 Token holders earn royalties from the sale of Quarters to players that are distributed pro-rata, on demand.	A limited amount of Q2 Tokens has been sold to accredited investors in a Regulation D pre-sale. A limited amount of Q2 Tokens has been distributed to advisors and consultants.

We have developed "hot wallets" for players to buy and hold Quarters, and software tools for developers to accept Quarters in their games. Q2 tokens have been sold to accredited investors in a Regulation D pre-sale. Quarters have not yet launched or been distributed.

Competition
The Company's primary competitors include various gaming developers, gaming platforms and the centralized app stores.

Currently, no blockchain-based coin exists for use in gaming across gaming platforms that has gained mass market adoption. The Company's goal is to be the primary cross-platform coin that is widely accepted in the gaming market. The Quarters ecosystem has the potential to disrupt the business models of Apple's App Store and Google's Play Store. Since adoption of the Quarters ecosystem could lead to a decline in revenues by Apple's App Store and Google's Play Store, these industry titans could create their own competing blockchain-based or non-blockchain-based cross-platform gaming tokens. Alternatively, Apple and Google, along with other market participants, could take actions to impede the adoption and growth of the Quarters ecosystem. The Quarters ecosystem, however, is designed to be complementary with Apple's App Store and Google's Play Store, and thus, our management believes that the Quarters ecosystem will be complementary, rather than competitive, with these stores.

There are a number of companies that have entered the blockchain-based cross-platform gaming coin market, some of which currently may have some market penetration that is ahead of, and greater than the Quarters ecosystem. Quarters competes only indirectly with other adjacent markets, including single platform currencies, e-sports and gambling, which have different players, developers, use case and even laws and regulations. Collectibles and digital game assets are another important adjacent market, which work well as something to buy with Quarters. "Adjacent markets" refer to those markets that our not our target market but have similar characteristics to our target market. Examples of adjacent markets include, among others, markets that consist of players in a different country that we do not currently plan to target, and games that could benefit from the Quarters ecosystem but that we currently do not plan to target.

The Quarters ecosystem directly competes with other emerging cross-platform currencies. Cross-platform currencies address the following common problem faced by players: coins that have been purchased or earned by players are locked in games that they no longer play. These emerging cross-platform currencies also benefit from the broad awareness and usage by game players of in-game currencies. Accordingly, these currencies have the potential to be the on-ramp for the masses to adopt cryptocurrency more generally. Similar to Quarters, gaming currencies are typically ERC-20 tokens built on Ethereum – although Quarters are unique in that they use the "Matic" sidechain to reduce transaction fees and to promote speed and scalability.

Quarters differs from other known cross-platform currencies in three fundamental ways. First, Quarters are designed to be a currency that players want to buy. Other similar currencies focus on developers buying the tokens to provide to players as a reward for taking various actions, such as referring a friend, watching an advertisement, or testing a game. Since other cross-platform tokens currently in the market typically have previous game developers as their founders, we believe that their focus reflects prioritizing developers over players. Quarters, on the other hand, have been developed to prioritize players rather than developers, as other platforms appear to do. Second, in contrast to other gaming coins currently in the market, we believe that Quarters are unique in their design as a stable value coin for games. Quarters are designed to allow players to always be able to purchase four hundred Quarters for $1.00. Since there is an unlimited supply of Quarters that can be purchased from the QSC, by design, their price should not fluctuate. Other gaming coins currently in the market are hybrid utility and investment tokens, which by their design, fluctuate in value, depending on their demand. Our management believes that having a stable value for gaming coins is critical for incentivizing player adoption and usage since a stable value coin, without price fluctuation, gives players the predictability that our management believes is needed to facilitate the adoption and usage of a cross-game and cross-platform gaming currency. Third, to catalyze the adoption of Quarters by players and developers, Quarters will initially be provided to players via an airdrop, and developers will be invited to compete amongst each other to receive Quarters from players. Other gaming currencies typically distribute their currency to developers, so that developers will distribute their new currencies to players.

The following are the competitors identified by Radicle, a crypto research firm, in their "Cross-platform Gaming Currency Report:"

- Enjin Coin (ENJ). According to Enjin's white paper, it is the largest gaming community creation platform online. Enjin's purpose is to sell virtual goods on the blockchain, create an easy to use gaming cryptocurrency, to create software development kits for the gaming industry, and to create a new gaming experience with real ownership and value. Enjin has a floating price for its tokens, it rewards users for engaging with ads, and is launching with an existing network of games and players.
- Refereum (RFR) is a referral marketing platform for games. Influencers can monetize their followings by referring users to games. Players can make money by collecting and selling Refereum. It is integrated with APIs published by Twitch Interactive, Inc., which provides developer tools for online gaming software, to reward influencers who use Refereum. Refereum and Quarters are expected to compete for new players, new developers and influencers.
- Triforce (FORCE) allows developers to reward players for testing certain games. TriForce is currently selling 75% of its tokens in an initial coin offering. Our management believes that TriForce may be attempting to create a token that will be granted to those who install certain applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store.
- CryCash (CRC) is a token that appears to be designed to help developers incentivize users to engage with games. CryCash is integrated with WarFace, an online first-person shooter game, and a several other games within the CryCash network.
- GTCoin appears to be a coin designed for developers to use to reward payers for testing certain games. Our management believes that GTCoin may be attempting to create a token that will be

granted to those who install certain applications, which is expressly prohibited by the policies of both Google's Play Store and Apple's App Store.
- Monetizr appears to be designed to enable developers to reward players for taking certain actions.

Supply Chain and Customer Base
Developers and publishers supply the video games for players. The video game industry is highly fragmented. It is estimated that Apple alone has 12 million developer accounts. Unity, a leading game developer platform, is estimated to have 4.5 million developer accounts.

Our customer base is made up of gamers who purchase Quarters to play games. There are over one billion gamers worldwide.

Intellectual Property
The Company does not own any trademarks, patents, or other intellectual property.

Governmental/Regulatory Approval and Compliance
We are subject to federal and state regulations, including securities and money transfer laws. Such laws and regulations are subject to evolving and uncertain as regulators grapple with how to deal with cryptocurrencies. Typically, licenses and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

We are proactively reaching out to regulators to gain clarity and to contribute the conversation in the evolving landscape. In particular, we believe that Quarters are a utility token. If Quarters are deemed to be a security token, it will severely limit our ability to gain adoption among players. Also, we believe Quarters are regulated as a gaming token. We have to take appropriate steps to maintain this status and abide by federal and state money transmitter laws and regulations. If we fail to abide these regulations, it may seriously impair our ability to market Quarters to players and developers.

We believe that Q2 Tokens are security tokens and we will treat them as such. Any issuance of Q2 Tokens will be in compliance with the applicable federal and state securities laws.

Litigation
None

Other
The Company is operated by POQ Manager, LLC.

The Company's principal address is 12 Ledge Rd, Old Greenwich, CT 06870.

The Company primarily conducts business from Connecticut.

MANAGERS, OFFICERS AND EMPLOYEES

Managers and Officers
The managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
G. Michael Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Manager, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & CTO, Pocketful of Quarters, Inc. January 2018– Present. Developing the on ramp for players and game developers to use Quarters.
- General Partner, Rostrum Capital. January, 2015 – Present. Sourced and funded early stage technology deals. Advised and managed portfolio of companies, including Slash (acquired by Giphy), Hooked, Knock, Vium, Foodworks, Access Bazaar, Babierge, and Studio.live.

Education
Princeton University, BA
Stanford University, MA & Ph.D.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
G. Michael Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Technology Officer, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- Co-Founder & CTO, Pocketful of Quarters, Inc. January 2018– Present. Developing the on ramp for players and game developers to use Quarters.
- General Partner, Rostrum Capital. January, 2015 – Present. Sourced and funded early stage technology deals. Advised and managed portfolio of companies, including Slash (acquired by Giphy), Hooked, Knock, Vium, Foodworks, Access Bazaar, Babierge, and Studio.live.

Education
Princeton University, BA
Stanford University, MA & Ph.D.

Name
George Weiksner

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, May 8, 2018 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
None

Education
Grade School – Greenwich High School (CT)

_____

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have any employees.

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Type of security	LLC/Membership Interests
Amount outstanding	100%
Voting Rights	Members have no voting rights. POQ Issuer, LLC is managed by POQ Manager, LLC.
Anti-Dilution Rights	None.

The Company does not have any debt currently outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Digital Tokens	111,104	$200,000.00	Marketing	June 1, 2018	Rule 506(c)
Digital Tokens	10,000,000	$0.00	N/A	April 2018	Rule 4(a)(2)

Ownership

POQ Issuer, LLC is owned by George B. Weiksner and G. Michael Weiksner. POQ Issuer is managed by POQ Manager, LLC, which is solely owned and controlled by G. Michael Weiksner.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Based on Voting Power
G. Michael Weiksner	50.0%
George B. Weiksner	50.0%

FINANCIAL INFORMATION FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$0	$0	$0

Operations

POQ Issuer, LLC will issue Quarters and Q2 Tokens, but our management will have a limited role in supporting the Quarters ecosystem. The sole ongoing activity of the Company, through our Manager, will be to maintain the QSC and the Q2SC. The QSC and the Q2SC have certain key parameters, such as the percentage of revenue allocated for investors, the percentage of revenue allocated for developers, and the revenue share percentages of large developers versus smaller developers, which will be controlled exclusively by our Manager, in its sole and absolute discretion.

POQ Issuer, LLC will fund Pocketful of Quarters, Inc., to market the Quarters by players and developers by doing the following:
- raise user awareness of Quarters;
- market Quarters to facilitate and accelerate user adoption of Quarters;
- develop software development kits ("SDKs") for developers to use to incorporate the Quarters ecosystem into games; - answer questions by players and developers;
- create tutorials;
- maintain a website to provide information about the Quarters ecosystem;
- facilitate transactions from fiat currencies to cryptocurrencies, and vice versa;
- maintain and update, as necessary, the Quarters smart contract and the Q2 smart contract; and
- raise outside funding to accelerate the development of tools and services around the Quarters ecosystem

Liquidity and Capital Resources

The Company has following sources of capital:

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer for Securities issued pursuant to Regulation CF
Any securities sold pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year holding period beginning when the securities were issued, unless such securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the securities, you may not be able to find another party willing to purchase them.

Issues Specific to Repayment by Tokens
With respect to any partial or full satisfaction of the Debt Amount by Q2 Tokens, the number of Q2 Tokens shall be determined based on the Token Valuation. Where possible, the Q2 Token distribution may include fractional Q2 Tokens. In the event fractional Q2 Tokens are not available, (i) the Purchaser will receive one full Q2 Token if the fractional remainder is equal to or in excess of 0.50 Q2 Tokens or (ii) the Purchaser will forfeit the value of the fractional Q2 Tokens if the fractional remainder is less than 0.50 Q2 Tokens.

In the event the Company elects or is required under the terms of the Debt Agreement to make a repayment of the Purchaser's principal amount (in part or in full) by Q2 Tokens, if upon notice, Purchaser fails to provide to Company within 15 calendar days a network address and other information necessary to facilitate a distribution of digital blockchain tokens, the Company may in its discretion effectuate such repayment in cash and without any interest on such full or partial principal amount, without any further obligations associated thereto and in full satisfaction of such full or partial principal amount. The Purchaser is responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest
The Company has not engaged in any transactions or relationships that would give rise to a conflict of

interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure
None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Michael Weiksner

(Signature)

G. Michael Weiksner

(Name)

Chief Technology Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Michael Weiksner

(Signature)

G. Michael Weiksner

(Name)

Manager

(Title)

4/30/2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of managers or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements

	2020
Revenue	0
Less: Discount and Refunds	0
Cost of Goods Sold	0
Gross Profit	0
Operating Expenses	
General and Administrative	0
Sales and Marketing	0
Total Operating Expenses	0
Operating Income (Loss)	0
Total Other Expenses	0
Net Income (Loss)	0

ASSETS

Current Assets:

Cash and cash equivalents	0
Accounts receivable	0
Other Current Assets	0
Total Current Assets	0
Total Fixed Assets	0
Total Other Assets	0
TOTAL ASSETS	0

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Current liabilities:

Accounts payable	0
Other current liabilities	0
Total Current Liabilities	0
Total Long Term Liabilities	0
TOTAL LIABILITIES	0

Stockholders' Equity:

Common Stock	0
Additional paid in capital	0
Retained earnings	0
Net Income	0
Total Stockholders' Equity	0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	0

	2020
Cash Flows from Operations	
Net Income (Loss)	0
Adjustments to reconcile Net Income to Net Cash provided by operations	0
Net Cash Flow from Operating Activities	0
Cash Flows from Investing Activities	
Net Cash Flow from Investing Activities	0
Cash Flows from Financing Activities	
Net Cash Flow from Financing Activities	0
Net Cash Flow	0
Beginning Cash	0
Ending Cash	0